1st
FRANKLIN
FINANCIAL
CORPORATION

QUARTERLY
REPORT TO INVESTORS
AS OF AND FOR THE
NINE MONTHS ENDED
SEPTEMBER 30, 2007

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview:

The following narrative is Management’s discussion and analysis of the foremost factors that influenced our operating results and financial condition as of and for the three- and nine-month periods ended September 30, 2007 and 2006.  This analysis and the accompanying interim financial information should be read in conjunction with the audited consolidated financial statements included in the Company’s December 31, 2006 Annual Report.  Results achieved in any interim period are not necessarily reflective of the results to be expected for the full year period.

The Company:

1ST Franklin Financial Corporation and its consolidated subsidiaries (the “Company” or “we”) are engaged in the consumer finance business, primarily in making consumer loans to individuals in relatively small amounts for short periods of time.  Other lending-related activities include the purchase of sales finance contracts from various dealers and the making of first and second mortgage loans on real estate to homeowners.  As of September 30, 2007, the business was operated through a network of 234 branch offices located in Alabama, Georgia, Louisiana, Mississippi and South Carolina.

We also offer optional credit insurance coverage to our customers when making a loan.  Such coverage may include credit life insurance, credit accident and health insurance, and/or credit property insurance.  Customers may request credit life insurance coverage to help assure any outstanding loan balance is repaid if the customer dies before the loan is repaid or they may request accident and health insurance coverage to help continue loan payments if the customer becomes sick or disabled for an extended period of time.  Customers may also choose property insurance coverage to protect the value of loan collateral against damage, theft or destruction.  We write these various insurance products as an agent for a non-affiliated insurance company.  Under various agreements, our wholly-owned insurance subsidiaries, Frandisco Life Insurance Company and Frandisco Property and Casualty Insurance Company, reinsure the insurance coverage on our customers written on behalf of this non-affiliated insurance company.

The Company's operations are subject to various state and federal laws and regulations.  We believe our operations are in compliance with applicable state and federal laws and regulations.

Financial Condition:

At September 30, 2007, the Company reported total assets of $386.6 million compared to $362.6 million at December 31, 2006, representing a $24.0 million (7%) increase.  Growth in our loan portfolio, investment portfolio and cash position were the primary drivers of the increase in our asset base.  The Company believes it is well positioned for continued growth in the future.

Our net loan portfolio represented 68% of our overall assets at September 30, 2007.  The net loan portfolio grew $14.0 million (6%) to $263.9 million at September 30, 2007 compared to $249.9 million at December 31, 2006.  The Company originates and services all its performing consumer loans.  There are no active loans packaged and brokered for sale to third parties.  Based on historical trends, we expect continued growth in our loan portfolio through the remainder of the year.

Cash and cash equivalents increased $3.8 million (16%) and investment securities increased $3.4 million (5%) at September 30, 2007 as compared to the prior year-end.  Surplus funds generated by our insurance subsidiaries accounted for the majority of the increase.  The Company's investment portfolio consists mainly of U.S. Treasury bonds, government agency bonds and various municipal bonds.  A significant portion of these investment securities have been designated as “available for sale” (74% as of September 30, 2007 and 71% as of December 31, 2006) with any unrealized gain or loss, net of deferred income taxes, accounted for as accumulated other comprehensive income in the equity section of the Company’s balance sheet.  The remainder of the Company’s investment portfolio represents securities carried at amortized cost and designated as “held to maturity,” as Management has both the ability and intent to hold these securities to maturity.

The Company held cash in restricted accounts of approximately $2.0 million and $1.9 million at September 30, 2007 and December 31, 2006, respectively.  These restricted accounts are held by the Company’s insurance subsidiaries in order to meet certain deposit requirements applicable to insurance companies in the State of Georgia and to meet the reserve requirements contained in the Company’s reinsurance agreements.

Also contributing to the increase in total overall assets was an increase in miscellaneous other assets of $2.5 million (18%) at September 30, 2007 as compared to 2006 year-end.  Purchases of equipment and leasehold improvements associated with eight new branch offices opened this year, replacement of certain equipment in most of the offices and a number of office relocations contributed to the increase in other assets.  Recognition of an insurance recovery of $.9 million was another factor contributing to the increase in other assets.  The Company has been attempting to recover certain attorney costs related to an ongoing lawsuit originally filed against the Company in 2002.  Although the Company has liability insurance in place, the Company had previously been unsuccessful in obtaining the reimbursement of any costs associated with defending the lawsuit from its insurance carrier.  In September of this year, the Company was successful in securing an agreement with the insurance company to reimburse us for the majority of the fees which have been incurred since the lawsuit was filed.

Senior debt includes borrowings against our bank credit line and senior demand notes and commercial paper sold to our investors.  Our senior debt declined $6.6 million (4%) at September 30, 2007 as compared to the prior year-end.  A $13.7 million decline in outstanding borrowings under the Company’s bank credit line during the nine-month period just ended was the main reason for the decline in senior debt outstanding.  Investments in our senior demand notes also declined $1.9 million during the same period.  Offsetting a portion of the decrease in senior debt was a $9.0 million increase in sales of commercial paper to investors seeking more favorable interest rates.  Our loan originations typically are at their highest levels during the fourth quarter of each year.  As a result, we expect an increase in the usage under our line of credit facility during the remainder of 2007.

Other liabilities increased $1.0 million (6%) during the nine-month period just ended as compared to the prior year-end, mainly due to increases in accrued interest on our subordinated debt, an increase in accrued salary expense and an increase in payroll taxes due.  A reduction in our obligation for capital leases and a reduction in our accrual for profit sharing contributions partially offset the overall increase in other liabilities.  Equipment previously obtained through capital leases was sold to an equipment vendor during the quarter just ended, with the vendor buying out the leases and assuming the related lease obligations.  The accrual for profit sharing contributions was lower due to the payout of the prior year’s contribution in February and a change in the employee 401k/Profit Sharing Plan to an employer match program effective June 1, 2007.

Subordinated debt was $85.5 million at September 30, 2007 as compared to $67.2 million at December 31, 2006.  Subordinated debt consists of the Company’s variable rate subordinated debentures, which are sold to investors at various interest rates determined from time to time by the Company.  The Company uses the proceeds from the sale of its subordinated debentures to fund its operations.  In order to ensure the continued sale of subordinated debentures, the Company must offer competitive interest rates to investors.  As interest rates paid on the subordinated debentures increased during the period, these higher yields have resulted in increased sales of the subordinated debentures.

Results of Operations:

The current year’s results of operations have exceeded budgeted expectations.  Through September 30, 2007, net income was $3.3 million ahead of projections, reaching $11.9 million.    Based on historical results, we project net income will continue to increase in the fourth quarter mainly due to the aforementioned expected increases in loan originations.

Current year operating results have been driven by solid revenue growth.  During the three- and nine-month periods ended September 30, 2007, revenues were $33.2 million and $95.9 million, respectively, compared to $29.0 million and $83.5 million during the same respective three- and nine-month periods in 2006.  The revenue growth has surpassed that of expenses, resulting in higher net income.  Net income grew $2.9 million (185%) during the three-month period just ended as compared to the same period a year ago.  Our net income for the nine-month comparable period has increased $5.7 million or 94%.

Net Interest Margin

Net interest margin is the measure of difference between earnings on the Company’s loan and investment portfolios and interest paid on the Company’s senior and subordinated debt.  Variations in our net interest margin are a key element in the success and/or failure of the Company’s operating results.  During the three- and nine-month periods ended September 30, 2007, our net interest margin increased $1.6 million (9%) and $4.5 million (9%), respectively, compared to the same periods a year ago.  This growth was mainly due to increases in interest and fee income earned on loans and investments.  Interest income increased $2.5 million (12%) and $7.6 million (13%) during the three- and nine-month comparable periods, respectively.  The previously mentioned growth in the loan and investment portfolios is primarily responsible for the rise in interest income.

Higher funding costs did counteract a portion of the increase in interest income.   The Company’s interest expense increased $.9 million (26%) for the three-month period ended September 30, 2007 as compared to the same three-month period ended a year ago.  During the nine-month comparable periods, interest expense increased $3.2 million (37%).  Factors responsible for the increases were higher average borrowings outstanding and a fluctuation in interest rates.  Average borrowings outstanding increased $24.8 million during the nine-month period just ended as compared to the same period a year ago.  During the same period, average interest rates paid on borrowings increased to 5.95% from 4.81%.

Management projects that average net receivables will continue to grow through the remainder of the year, and earnings are expected to increase accordingly.  However, we also project additional increases in borrowing costs which could negatively impact our margins.  There can be no assurance that any increases in net receivables would not be more than offset by further increases in borrowing costs.

Insurance Income

Net insurance income represents the difference between premiums earned and claims and insurance related expenses.  During the three- and nine-month periods just ended, our net insurance income increased $.4 million (6%) and $1.5 million (8%), respectively, as compared to the same periods in 2006.  The increases were mainly a result of the growth in our loan portfolio.  Growth in our loan portfolio typically leads to increases in insurance in-force as many of our loan customers elect to purchase optional credit insurance coverage offered by the Company as described above.

Provision for Loan Losses

The Company experienced an upward trend in nonperforming loans and net charge offs during the reporting period this year as compared to the same period a year ago.  Net charge offs were $5.1 million and $13.0 million during the three-month and nine-month periods ended September 30, 2007, respectively, as compared to $4.7 million and $11.8 million during the same respective periods in 2006.  The Company attributes some of the increases to rising bankruptcy filings during the current year.  Bankruptcy filings during the last four months have returned to levels the Company experienced prior to the revised bankruptcy laws becoming effective October, 2005.

As a result of the increases in net charge offs and the upward trend in nonperforming loans and bankruptcy filings, the Company increased it’s loan loss provision $.6 million (12%) and $1.0 million (8%) during the three- and nine-month periods just ended, respectively, as compared to the same periods a year ago.  The Company continually reviews its loan portfolio and maintains an allowance for loan losses that in Management’s opinion is appropriate to cover probable losses in the portfolio.  The provision for loan losses reflects the expense to the Company to maintain an appropriate allowance.

During June 2007, Management completed the sale of various charged off receivables which had not had any collections in recent years.  The sale allowed us to recover approximately $35,000 of the amount originally charged off and offset some of the increase in the provision for loan losses in the second quarter.

As a result of the current interest rate environment, the lending industry has been exposed to an increasing number of payment delinquencies and has undertaken an increasing number of foreclosures, all of which has been described in various media.  Many of the challenges facing various lenders are concentrated within the sub-prime real estate marketplace.

Many of these lending institutions extended adjustable rate loans to borrowers in past years when interest rates were at historical low levels.  A number of these adjustable rate loans are now re-pricing at higher interest rates and a number of borrowers are not able to afford the new payment levels and/or terms.  The Company does not believe it has any material direct exposure to these risks as we do not operate in this type of lending market and do not offer these types of real estate loans.  All real estate loans currently extended by the Company are at fixed interest rates and with fixed payments. Notwithstanding this however, and despite the Company’s efforts to evaluate its customers’ creditworthiness and ability to repay borrowings, the Company cannot provide any assurances that it will not be, directly or indirectly, affected by the increasing number of payment delinquencies and foreclosures.  Certain of the Company’s customers may be borrowers on these, or similar loans from other lenders, and any increases in payment amounts or rates experienced by these customers may adversely affect their ability to make payments on any loans extended by the Company.  In addition, the Company may be exposed to an increasing number of bankruptcy filings by its customers as a result of their inability to make timely payments to other lenders.  Any of the foregoing could have a material adverse effect on the Company’s financial condition or results of operations.  Management continues to monitor the ongoing challenges facing the sub-prime real estate marketplace and the creditworthiness of its own customers.

Other Revenue

Other revenue increased $1.1 million (621%) and $2.9 million (565%) during the three-and nine-month periods just ended September 30, 2007 as compared to the same periods a year ago.  The primary reason for the increases was due to commissions earned from the sale of auto club memberships.  Effective October 2006, the Company began selling auto club memberships as an agent for a third party provider.  Approximately $2.8 million in commissions were generated on sales of these memberships in the first nine months of 2007.

Other Operating Expenses

Personnel expense increased $1.7 million (6%) during the nine-month period just ended as compared the same period a year ago.  Increases in salary expense due to a larger employee base and merit salary increases awarded in February 2007 were the primary factors responsible for the increase.  Higher incentive bonus accruals, profit sharing/401k matching contributions and payroll taxes were other factors contributing to the increase in personnel expense during the nine months just ended.  Effective June 2007, the Company converted its profit sharing 401(k) plan to a new provider and began matching a portion of employees’ 401(k) plan contributions.  The cost involved in converting to the new provider also contributed to the increase in personnel expense during the current year.

During the three-month period just ended, there was only a minimal increase (less than 1%) in personnel expense as compared to the same three-month period in 2006.  Although salary expense and incentive bonus accruals were higher during the period, a $.5 million reduction in medical insurance claims incurred by the Company’s employee health insurance plan offset the majority of the increase.  Effective July 1, 2007, the Company increased the health insurance premiums paid by employees which also helped to reduce increases in personnel expense during the quarter just ended.

Increases in rent expense due to leases on eight new branch offices opened this year and increases in rent expense for leases renewed in existing offices were mainly responsible for the $.1 million (4%) and $.4 million (6%) increase in occupancy expense during the three- and nine month periods just ended, respectively, compared to the same comparable periods in 2006.  Increases in depreciation on fixed assets and increases in maintenance of equipment were other factors contributing to the increase in occupancy expense.

The Company experienced a reduction in other operating expenses of $.7 million (16%) and $.3 million (2%) during the three- and nine-month periods just ended, respectively, as compared to the same periods a year ago.  The reduction was mainly due to the aforementioned recovery of legal fees from our liability insurance carrier.  As described above, the Company recovered $.9 million in legal fees it had previously paid out to its attorneys for defending a case from 2002 to the present.  We recognized the recovery against other operating expenses in September of this year.

Although overall other operating expenses declined, certain expenses within this category increased during the comparable periods.  Expenses related to collection activities, technology, travel and postage increased during the current comparable periods as compared to the previous year.

Income Taxes:

The Company has elected to be treated as an S Corporation for income tax reporting purposes.  Taxable income or loss of an S Corporation is included in the individual tax returns of the shareholders of the Company, rather then being taxed at the corporate level.  Notwithstanding this election, however, income taxes continue to be reported for, and paid by, the Company's insurance subsidiaries as they are not allowed to be treated as an S Corporation, and for the Company’s state taxes in Louisiana, which does not recognize S Corporation status.  Deferred income tax assets and liabilities are recognized and provisions for current and deferred income taxes continue to be recorded by the Company’s subsidiaries.  The deferred income tax assets and liabilities are due to certain temporary differences between reported income and expenses for financial statement and income tax purposes.

Effective income tax rates were 18% and 27% during the nine-month periods ended September 30, 2007 and 2006, respectively, and 20% and 38% during the three-month periods then ended.    The higher rates experienced during the prior year periods were due to losses at the S Corporation level which were passed to the shareholders of the Company for tax reporting, whereas income earned at the insurance subsidiary level was taxed at the corporate level.  The S Corporation reported income during the current year periods just ended as compared to losses during the same comparable periods a year ago.

Quantitative and Qualitative Disclosures About Market Risk:

As previously discussed, higher interest rates have continued to impact the Company’s interest costs through September 30, 2007.  If rates continue to increase, the Company’s net interest margin could be materially impacted.  Please refer to the market risk analysis discussion contained in our annual report on Form 10-K as of and for the year ended December 31, 2006 for a more detailed analysis of our market risk exposure.

Liquidity and Capital Resources:

As of September 30, 2007 and December 31, 2006, the Company had $27.9 million and $24.0 million, respectively, invested in cash and short-term investments readily convertible into cash with original maturities of three months or less.

The Company’s investments in marketable securities can be converted into cash, if necessary.  As of September 30, 2007 and December 31, 2006, 96% of the Company’s cash and cash equivalents and investment securities were maintained in its insurance subsidiaries.  State insurance regulations limit the use an insurance company can make of its assets.  Dividend payments to the Company by its wholly owned insurance subsidiaries are subject to annual limitations and are restricted to the greater of 10% of policyholders’ surplus or statutory earnings before recognizing realized investment gains of the individual insurance subsidiaries.  At December 31, 2006, Frandisco Property and Casualty Insurance Company and Frandisco Life Insurance Company had policyholders’ surplus of $34.3 million and $36.0 million, respectively.  The maximum aggregate amount of dividends these subsidiaries can pay to the Company in 2007 without prior approval of the Georgia Insurance Commissioner is approximately $8.3 million.

Liquidity requirements of the Company are financed through the collection of receivables and through the sale of short- and long-term debt securities.  The Company’s continued liquidity is therefore dependent on the collection of its receivables and the sale of debt securities that meet the investment requirements of the public.  In addition to its securities sales, the Company has an external source of funds available under a credit agreement with Wachovia Bank, N.A. and BMO Capital Markets Financing, Inc. The credit agreement provides for unsecured borrowings of up to $50.0 million, subject to certain limitations, and is scheduled to expire on December 15, 2009.  Any amounts then outstanding will be due and payable on such date.  The credit agreement contains covenants customary for financing transactions of this type.  At September 30, 2007, the Company was in compliance with all covenants.  Available borrowings under the agreement were $38.8 million and $25.1 million at September 30, 2007 and December 31, 2006, respectively, at interest rates of 7.25% and 7.25%, respectively.  Management believes the Company’s liquidity position is adequate to fund ongoing needs for the foreseeable future.

The Company was subject to the following contractual obligations and commitments at September 30, 2007:
	10/01/07 thru 12/31/07	2008	2009	2010	2011	2012 & Beyond	Total
	(in Millions)
Credit Line *	$ .3	$ .9	$ 12.0	$ -	$ -	$ -	$ 13.2
Bank Commitment Fee *	.1	.2	.2	-	-	-	.5
Senior Notes *	47.4	-	-	-	-	-	47.4
Commercial Paper *	55.7	63.3	-	-	-	-	119.0
Subordinated Debt *	1.7	9.5	11.5	40.3	46.1	-	109.1
Operating Leases	1.6	5.2	2.8	1.8	1.1	.3	12.8
Software Service Contract **	.6	2.4	2.4	2.4	2.4	7.1	17.3
Data Communication Lines Contract **	.6	1.8	-	-	-	-	2.4
Total	$ 108.0	$ 83.3	$28.9	$ 44.5	$49.6	$ 7.4	$ 321.7

* Note: Includes estimated interest at current rates ** Note: Based on current usage

Critical Accounting Policies:

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States and conform to general practices within the financial services industry. The Company’s more critical accounting and reporting policies include the allowance for loan losses, revenue recognition and insurance claims reserve.

Allowance for Loan Losses:

The allowance for loan losses is based on the Company's previous loss experience, a review of specifically identified loans where collection is doubtful and Management's evaluation of the inherent risks and changes in the composition of the Company's loan portfolio.  Specific provision for loan losses is made for impaired loans based on a comparison of the recorded carrying value in the loan to either the present value of the loan’s expected cash flow, the loan’s estimated market price or the estimated fair value of the underlying collateral.

Revenue Recognition:

Accounting principles generally accepted in the United States require that an interest yield method be used to calculate the income recognized on accounts which have precomputed charges.  An interest yield method is used by the Company on each individual precomputed account to calculate income for on-going precomputed accounts; however, state regulations often allow interest refunds to be made according to the Rule of 78’s method for payoffs and renewals.  Since the majority of the Company's precomputed accounts are paid off or renewed prior to maturity, the result is that most of the precomputed accounts effectively yield on a Rule of 78's basis.

Precomputed finance charges are included in the gross amount of certain direct cash loans, sales finance contracts and certain real estate loans.  These precomputed charges are deferred and recognized as income on an accrual basis using the effective interest method.  Some other cash loans and real estate loans, which are not precomputed, have income recognized on a simple interest accrual basis.  Income is not accrued on a loan that is more than 60 days past due.

Loan fees and origination costs are deferred and recognized as an adjustment to the loan yield over the contractual life of the related loan.

The property and casualty credit insurance policies written by the Company, as agent for a non-affiliated insurance company, are reinsured by the Company’s property and casualty insurance subsidiary.  The premiums on these policies are deferred and earned over the period of insurance coverage using the pro-rata method or the effective yield method, depending on whether the amount of insurance coverage generally remains level or declines.

The credit life and accident and health insurance policies written by the Company, as agent for a non-affiliated insurance company, are reinsured by the Company’s life insurance subsidiary.  The premiums are deferred and earned using the pro-rata method for level-term life insurance policies and the effective yield method for decreasing-term life policies.  Premiums on accident and health insurance policies are earned based on an average of the pro-rata method and the effective yield method.

Insurance Claims Reserves:

Included in unearned insurance premiums and commissions on the consolidated statements of financial position are reserves for incurred but unpaid credit insurance claims for policies written by the Company and reinsured by the Company’s wholly-owned insurance subsidiaries.  These reserves are established based on generally accepted actuarial methods.  In the event that the Company’s actual reported losses for any given period are materially in excess of the previous estimated amounts, such losses could have a material adverse effect on the Company’s results of operations.

Different assumptions in the application of these policies could result in material changes in the Company’s consolidated financial position or consolidated results of operations.

Recent Accounting Pronouncements:

In June 2006, the Financial Accounting Standards Board (the “FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of FASB No. 109, “Accounting for Income Taxes”.  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements by prescribing how companies should recognize, measure, present and disclose uncertain tax positions that have been taken on a tax return.  The Company adopted FIN 48 effective January 1, 2007 and there was no material impact on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new assets or liabilities to be measured at fair value.  SFAS No. 157 is effective for fiscal years beginning after November 15, 2007.  The Company is currently evaluating the impact that SFAS No. 157 may have on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115,” (“SFAS No. 159”), which permits companies to choose to measure many financial instruments and certain other items at fair value.  SFAS No. 109 is effective for fiscal years beginning after November 15, 2007.  The Company is currently evaluating the effect that SFAS No. 159 may have on its consolidated financial statements.

Forward Looking Statements:

Certain information in this discussion and other statements contained in this Quarterly Report, which are not historical facts, may be forward-looking statements within the meaning of the federal securities laws.  Such forward-looking statements involve known and unknown risks and uncertainties.  The Company's results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein.  Possible factors which could cause future results to differ from expectations include, but are not limited to, adverse general economic conditions including the changes in interest rate environment, unexpected reductions in the size or collectibility of amounts in our loan portfolio, reduced sales of our securities, federal and state regulatory changes affecting consumer finance companies, unfavorable outcomes in legal proceedings and other factors referenced elsewhere in our filings with the Securities and Exchange Commission from time to time.  The Company undertakes no obligation to update any forward-looking statements, except as required by law.

1st FRANKLIN FINANCIAL CORPORATION CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	September 30,	December 31,
	2007	2006
	(Unaudited)
ASSETS

CASH AND CASH EQUIVALENTS	$ 27,858,881	$ 24,028,767

RESTRICTED CASH	2,034,442	1,869,583

LOANS: Direct Cash Loans Real Estate Loans Sales Finance Contracts Less: Unearned Finance Charges Unearned Insurance Premiums and Commissions Allowance for Loan Losses Net Loans	280,137,492 25,742,313 33,606,567 339,486,372 36,229,193 20,485,801 18,835,085 263,936,293	267,999,176 23,563,575 33,724,033 325,286,784 36,615,665 20,723,607 18,085,085 249,862,427

INVESTMENT SECURITIES: Available for Sale, at fair market Held to Maturity, at amortized cost	56,734,609 19,746,901 76,481,510	52,032,039 21,034,074 73,066,113

OTHER ASSETS	16,250,470	13,740,379

TOTAL ASSETS	$ 386,561,596	$ 362,567,269

LIABILITIES AND STOCKHOLDERS' EQUITY

SENIOR DEBT	$ 174,907,659	$ 181,474,304
ACCRUED EXPENSES AND OTHER LIABILITIES	16,541,093	15,538,750
SUBORDINATED DEBT	85,534,643	67,189,657
Total Liabilities	276,983,395	264,202,711

STOCKHOLDERS' EQUITY:
Preferred Stock; $100 par value	--	--
Common Stock Voting Shares; $100 par value; 2,000 shares authorized; 1,700 shares outstanding Non-Voting Shares; no par value; 198,000 shares authorized; 168,300 shares outstanding	170,000 --	170,000 --
Accumulated Other Comprehensive Income	624,687	243,805
Retained Earnings	108,783,514	97,950,753
Total Stockholders' Equity	109,578,201	98,364,558

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 386,561,596	$ 362,567,269

See Notes to Consolidated Financial Statements

1st FRANKLIN FINANCIAL CORPORATION CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	(Unaudited)		(Unaudited)
	2007	2006	2007	2006

INTEREST INCOME	$ 23,317,443	$ 20,848,138	$ 67,578,793	$59,959,552
INTEREST EXPENSE	4,086,808	3,233,034	11,597,041	8,435,861
NET INTEREST INCOME	19,230,635	17,615,104	55,981,752	51,523,691

Provision for Loan Losses	5,567,463	4,986,447	13,785,732	12,739,260

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	13,663,172	12,628,657	42,196,020	38,784,431

NET INSURANCE INCOME Premiums and Commissions Insurance Claims and Expenses	8,602,658 1,865,006 6,737,652	8,012,947 1,659,076 6,353,871	24,964,081 5,062,015 19,902,066	22,996,953 4,624,782 18,372,171

OTHER REVENUE	1,250,506	173,465	3,371,716	507,018

OTHER OPERATING EXPENSES: Personnel Expense Occupancy Expense Other Total	10,136,704 2,364,698 3,587,091 16,088,493	10,069,482 2,277,193 4,270,608 16,617,283	31,423,856 7,121,084 12,545,060 51,090,000	29,701,371 6,720,554 12,832,691 49,254,616

INCOME BEFORE INCOME TAXES	5,562,837	2,538,710	14,379,802	8,409,004

Provision for Income Taxes	1,101,451	972,911	2,528,448	2,299,284

NET INCOME	4,461,386	1,565,799	11,851,354	6,109,720

RETAINED EARNINGS, Beginning of Period	104,432,919	95,290,413	97,950,753	90,746,492

Distributions on Common Stock	110,791	--	1,018,593	--

RETAINED EARNINGS, End of Period	$108,783,514	$96,856,212	$ 108,783,514	$ 96,856,212

BASIC EARNINGS PER SHARE: 170,000 Shares outstanding for all periods (1,700 voting, 168,300 non-voting)	$26.24	$9.21	$69.71	$35.94

See Notes to Consolidated Financial Statements

1ST FRANKLIN FINANCIAL CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	September 30,
	(Unaudited)
	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$ 11,851,354	$ 6,109,720

Adjustments to reconcile net income to net cash

provided by operating activities:

Provision for Loan Losses

Depreciation and Amortization

Prepaid Income Taxes

Other, net

Increase in Miscellaneous Assets

Decrease in Other Liabilities

Net Cash Provided

	13,785,732 1,511,344 126,643 77,651 (676,732) 788,286 27,464,278	12,739,260 1,408,455 179,189 (16,888) (332,355) 737,310 20,824,691

CASH FLOWS FROM INVESTING ACTIVITIES:
Loans originated or purchased Loan payments Increase in restricted cash Purchases of marketable debt securities Redemptions of marketable debt securities Fixed asset additions, net Net Cash Used	(180,500,771) 152,641,173 (164,859) (13,046,181) 10,013,100 (3,336,374) (34,393,912)	(166,928,283) 140,801,335 (199,368) (8,648,934) 6,363,000 (1,234,480) (29,846,730)

CASH FLOWS FROM FINANCING ACTIVITIES:
Decrease in senior debt Subordinated debt issued Subordinated debt redeemed Dividends / Distributions Net Cash Provided	(6,566,645) 28,443,120 (10,098,134) (1,018,593) 10,759,748	(6,784,483) 32,049,145 (10,774,205) -- 14,490,456

NET INCREASE IN CASH AND CASH EQUIVALENTS	3,830,114	5,468,417

CASH AND CASH EQUIVALENTS, beginning	24,028,767	13,988,091

CASH AND CASH EQUIVALENTS, ending	$ 27,858,881	$ 19,456,508

Cash paid during the period for: Interest Income Taxes	$ 11,533,633 2,546,208	$ 8,288,268 2,432,391

See Notes to Consolidated Financial Statements

-NOTES TO UNAUDITED FINANCIAL STATEMENTS-

Note 1 – Basis of Presentation

The accompanying interim financial information of 1st Franklin Financial Corporation and subsidiaries (the "Company") should be read in conjunction with the audited consolidated financial statements of the Company and notes thereto as of December 31, 2006 and for the year then ended included in the Company's December 31, 2006 Annual Report.

In the opinion of Management of the Company, the accompanying unaudited consolidated financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the Company's financial position as of September 30, 2007 and December 31, 2006 and the results of its operations and cash flows for the three and nine months ended September 30, 2007 and 2006. While certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, the Company believes that the disclosures herein are adequate to make the information presented not misleading.

The results of operations for the nine months ended September 30, 2007 are not necessarily indicative of the results to be expected for the full fiscal year.

The computation of earnings per share is self-evident from the Consolidated Statements of Income and Retained Earnings.

Recent Accounting Pronouncements:

In June 2006, the Financial Accounting Standards Board (the “FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of FASB No. 109, “Accounting for Income Taxes”.  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements by prescribing how companies should recognize, measure, present and disclose uncertain tax positions that have been taken on a tax return.  The Company adopted FIN 48 effective January 1, 2007 and there was no material impact on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new assets or liabilities to be measured at fair value.  SFAS No. 157 is effective for fiscal years beginning after November 15, 2007.  The Company is currently evaluating the impact that SFAS No. 157 may have on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115,” (“SFAS No. 159”), which permits companies to choose to measure many financial instruments and certain other items at fair value.  SFAS No. 109 is effective for fiscal years beginning after November 15, 2007.  The Company is currently evaluating the effect that SFAS No. 159 may have on its consolidated financial statements.

Note 2 – Allowance for Loan Losses

An analysis of the allowance for loan losses for the nine-month periods ended September 30, 2007 and 2006 is shown in the following table:
	Nine Months Ended September 30, 2007	Nine Months Ended September 30, 2006
Beginning Balance Provision for Loan Losses Charge-offs Recoveries Ending Balance	$ 18,085,085 13,785,732 (17,301,576) 4,265,844 $ 18,835,085	$ 16,885,085 12,739,260 (15,853,931) 4,014,671 $ 17,785,085

Note 3 – Investment Securities

Debt securities available for sale are carried at estimated fair market value.  Debt securities designated as "Held to Maturity" are carried at amortized cost based on Management's intent and ability to hold such securities to maturity.  The amortized cost and estimated fair market values of these debt securities were as follows:

	As of September 30, 2007		As of December 31, 2006
	Amortized Cost	Estimated Fair Market Value	Amortized Cost	Estimated Fair Market Value
Available for Sale: U.S. Treasury securities and obligations of U.S. government corporations and agencies Obligations of states and political subdivisions Corporate securities	$ 10,260,761 45,761,541 130,316 $ 56,152,618	$ 10,244,438 45,584,597 905,574 $ 56,734,609	$ 12,512,644 39,275,384 130,316 $ 51,918,344	$ 12,348,660 38,941,756 741,623 $ 52,032,039

	As of September 30, 2007		As of December 31, 2006
	Amortized Cost	Estimated Fair Market Value	Amortized Cost	Estimated Fair Market Value
Held to Maturity: U.S. Treasury securities and obligations of U.S. government corporations and agencies Obligations of states and political subdivisions	$ 5,215,987 14,530,914 $ 19,746,901	$ 5,168,905 14,570,656 $ 19,739,561	$ 5,467,437 15,566,637 $ 21,034,074	$ 5,340,055 15,593,207 $ 20,933,262

Gross unrealized losses on investment securities totaled $501,673 and $866,394 at September 30, 2007 and December 31, 2006, respectively.  The following table provides an analysis of investment securities in an unrealized loss position for which other-than-temporary impairments have not been recognized as of September 30, 2007:

	Less than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for Sale:
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ --	$ --	$ 6,038,546	$ 52,295	$ 6,038,546	$ 52,295
Obligations of states and political subdivisions	5,442,460	22,034	18,914,723	322,872	24,357,183	344,906
Total	5,442,460	22,034	24,953,269	375,167	30,395,729	397,201

	Less than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Held to Maturity:
U.S. Treasury securities and obligations of U.S. government corporations and agencies	--	--	4,462,999	49,661	4,462,999	49,661
Obligations of states and political subdivisions	1,127,904	2,026	4,468,002	52,785	5,595,906	54,811
Total	1,127,904	2,026	8,931,001	102,446	10,058,905	104,472

Overall Total	$ 6,570,364	$ 24,060	$ 33,884,270	$ 477,613	$ 40,454,634	$ 501,673

The table above represents 124 investments held by the Company, the majority of which are rated AAA by Standard & Poor’s, which is the highest rating given by this service.  The unrealized losses on the Company’s investments listed in the above table were primarily the result of interest rate increases.  The total impairment was less than 1.25% of the fair value of the affected investments.  Based on the ratings of these investments, the Company’s ability and intent to hold these investments until a recovery of fair value and after considering the severity and duration of the impairments, the Company does not consider the impairment of these investments to be other-than-temporary at September 30, 2007.

Note 4 – Commitments and contingencies

The Company is involved in various legal proceedings incidental to its business from time to time.  In the opinion of Management, the ultimate resolution of any such known claims or lawsuits is not expected to have a material effect on the Company's financial position, liquidity or results of operations.

Note 5 – Income Taxes

Effective income tax rates were 18% and 27% during the nine-month periods ended September 30, 2007 and 2006, respectively, and 20% and 38% during the three-month periods then ended.  The Company has elected to be treated as an S Corporation for income tax reporting purposes.  Taxable income or loss of an S Corporation is included in the individual tax returns of the stockholders of the Company, rather than being taxed at the corporate level.  Notwithstanding this election, income taxes are reported for the Company's insurance subsidiaries, as they are not allowed by law to be treated as S Corporation, as well as for the Company in Louisiana, which does not recognize S Corporation status.  The tax rates of the Company’s insurance subsidiaries are below statutory rates due to (i) certain benefits provided by law to life insurance companies, which reduce the effective tax rates and (ii) investments in tax exempt bonds held by the Company’s property insurance subsidiary.

Note 6 – Other Comprehensive Income

Comprehensive income was $5.1 million and $12.2 million for the three- and nine month periods ended September 30, 2007, respectively, as compared to $1.8 million and $4.6 million for the same periods in 2006.

Accumulated other comprehensive income consisted solely of unrealized gains and losses on investment securities available for sale, net of applicable deferred taxes.  The Company recorded $.6 million and $.4 million in other comprehensive gains during the three-and nine month periods ended September 30, 2007, respectively.  Although the Company experienced a small loss in other comprehensive income during the same three-month period a year ago, a $.6 million gain was recorded for the nine-month period ended September 30, 2006,

Note 7 – Line of Credit

The Company has an external source of funds through available borrowings under a credit agreement. The credit agreement provides for maximum borrowings of $50.0 million or 80% of the Company’s net finance receivables (as defined in the credit agreement), whichever is less.  The Company’s credit agreement has a commitment termination date of December 15, 2009 and contains covenants customary for financing transactions of this type.  At September 30, 2007, the Company was in compliance with all covenants.  Available borrowings under the agreement were $38.8 million and $25.2 million at September 30, 2007 and December 31, 2006, respectively.

Note 8 – Related Party Transactions

The Company engages from time to time in other transactions with related parties.  Please refer to the disclosure contained under the heading “Certain Relationships and Related Transactions” contained  in the Company’s Annual Report on Form 10-K as of and for the year ended December 31, 2006 for additional information on related party transactions.

Note 9 - Segment Financial Information

The Company has six reportable segments.  Division I through Division V and Division VII.  Each segment is comprised of a number of branch offices that are aggregated based on vice president responsibility and geographic location.  Division I is comprised of offices located in South Carolina.  Offices in North  Georgia comprise Division II, Division III is comprised of offices in South Georgia, and Division VII is comprised of offices in West Georgia.  Division IV represents our Alabama offices and our offices in Louisiana and Mississippi encompass Division V.  Division VI is reserved for future use.

Accounting policies of the segments are the same as those described in the summary of significant accounting policies.  Performance is measured based on objectives set at the beginning of each year and include various factors such as segment profit, growth in earning assets and delinquency and loan loss management.  All segment revenues result from transactions with third parties.  The Company does not allocate income taxes or corporate headquarter expenses to the segments.

The following table summarizes assets, revenues and profit by business segment.  A reconciliation to consolidated net income is also provided.

	Division	Division	Division	Division	Division	Division
	I	II	III	IV	V	VII	Total
	(in Thousands)
Segment Revenues:
3 Months ended 9/30/07	$ 3,883	$ 4,553	$ 6,575	$ 5,480	$ 5,111	$ 5,176	$ 30,778
3 Months ended 9/30/06	3,631	3,748	5,848	4,773	4,370	4,590	26,960
9 Months ended 9/30/07	11,316	13,047	19,542	15,901	14,633	15,081	89,520
9 Months ended 9/30/06	10,735	10,883	17,058	13,697	11,922	13,350	77,645
Segment Profit:
3 Months ended 9/30/07	$ 590	$ 1,717	$ 2,222	$ 1,811	$ 1,568	$ 1,975	$ 9,883
3 Months ended 9/30/06	490	1,190	1,878	1,691	1,221	1,573	8,043
9 Months ended 9/30/07	1,750	4,742	7,110	5,691	4,455	5,698	29,446
9 Months ended 9/30/06	1,642	3,443	5,599	5,105	3,272	4,828	23,889
Segment Assets:
9/30/07	$ 38,373	$ 44,111	$ 63,927	$ 57,837	$ 43,752	$ 50,768	$ 298,768
9/30/06	35,143	37,869	59,472	53,222	39,327	46,372	271,405

			3 Months Ended 9/30/07 (in 000's)	3 Months Ended 9/30/06 (in 000's)	9 Months Ended 9/30/07 (in 000's)	9 Months Ended 9/30/06 (in 000's)
Reconciliation of Profit:
Profit per segments			$ 9,883	$ 8,043	$ 29,446	$ 23,889
Corporate earnings (losses) not allocated			2,392	2,074	6,394	5,818
Corporate expenses not allocated			(6,713)	(7,578)	(21,461)	(21,298)
Income taxes not allocated			(1,101)	(973)	(2,528)	(2,299)
Net income			$ 4,461	$ 1,566	$ 11,851	$ 6,110

BRANCH OPERATIONS
Ronald E. Byerly	Vice President
Dianne H. Moore	Vice President
Ronald F. Morrow	Vice President
J. Patrick Smith, III	Vice President
Virginia K. Palmer	Vice President
Michael J. Whitaker	Vice President

REGIONAL OPERATIONS DIRECTORS
Sonya Acosta	Loy Davis	Judy Landon	Marty Miskelly
Bert Brown	Glenn Drawdy	Sharon Langford	Larry Mixson
Keith Chavis	Patricia Dunaway	Jeff Lee	Mike Olive
Joe Cherry	Shelia Garrett	Mike Lee	Hilda Phillips
Janice Childers	Brian Gray	Tommy Lennon	Henrietta Reathford
Rick Childress	Harriet Healey	Jimmy Mahaffey	Michelle Rentz
Bryan Cook	Jack Hobgood	Judy Mayben	Gaines Snow
Jeremy Cranfield	Bruce Hooper	Brian McSwain	Marc Thomas
Joe Daniel	Jerry Hughes	Roy Metzger	Lynn Vaughan

BRANCH OPERATIONS

ALABAMA
Adamsville	Bessemer	Enterprise	Jasper	Oxford	Selma
Albertville	Center Point	Fayette	Moody	Ozark	Sylacauga
Alexander City	Clanton	Florence	Moulton	Pelham	Troy
Andalusia	Cullman	Gadsden	Muscle Shoals	Prattville	Tuscaloosa
Arab	Decatur	Hamilton	Opelika	Russellville (2)	Wetumpka
Athens	Dothan (2)	Huntsville (2)	Opp	Scottsboro

GEORGIA
Adel	Canton	Dahlonega	Glennville	Madison	Statesboro
Albany	Carrollton	Dallas	Gray	Manchester	Stockbridge
Alma	Cartersville	Dalton	Greensboro	McDonough	Swainsboro
Americus	Cedartown	Dawson	Griffin (2)	Milledgeville	Sylvania
Athens (2)	Chatsworth	Douglas (2)	Hartwell	Monroe	Sylvester
Bainbridge	Clarkesville	Douglasville	Hawkinsville	Montezuma	Thomaston
Barnesville	Claxton	East Ellijay	Hazlehurst	Monticello	Thomson
Baxley	Clayton	Eastman	Helena	Moultrie	Tifton
Blairsville	Cleveland	Eatonton	Hinesville (2)	Nashville	Toccoa
Blakely	Cochran	Elberton	Hogansville	Newnan	Valdosta (2)
Blue Ridge	Colquitt	Fitzgerald	Jackson	Perry	Vidalia
Bremen	Commerce	Flowery Branch	Jasper	Pooler	Villa Rica
Brunswick	Conyers	Forsyth	Jefferson	Richmond Hill	Warner Robins
Buford	Cordele	Fort Valley	Jesup	Rome	Washington
Butler	Cornelia	Gainesville	LaGrange	Royston	Waycross
Cairo	Covington	Garden City	Lavonia	Sandersville	Waynesboro
Calhoun	Cumming	Georgetown	Lawrenceville	Savannah	Winder

LOUISIANA
Alexandria	Eunice	Houma	Leesville	Natchitoches	Pineville
Crowley	Franklin	Jena	Marksville	New Iberia	Prairieville
Denham Springs	Hammond	Lafayette	Morgan City	Opelousas	Slidell
DeRidder

BRANCH OPERATIONS
(Continued)

MISSISSIPPI
Batesville	Columbus	Hattiesburg	Jackson	New Albany	Ripley
Bay St. Louis	Corinth	Hazlehurst	Kosciusko	Newton	Senatobia
Brookhaven	Forest	Hernando	Magee	Oxford	Starkville
Booneville	Grenada	Houston	McComb	Pearl	Tupelo
Carthage	Gulfport	Iuka	Meridian	Picayune	Winona
Columbia

SOUTH CAROLINA
Aiken	Cheraw	Florence	Laurens	North Augusta	Simpsonville
Anderson	Chester	Gaffney	Lexington	North Charleston	Spartanburg
Barnwell	Clemson	Greenville	Lugoff	North Greenville	Summerville
Batesburg- Leesvile	Columbia	Greenwood	Marion	Orangeburg	Sumter
Boiling Springs	Conway	Greer	Moncks Corner	Rock Hill	Union
Cayce	Dillon	Lancaster	Newberry	Seneca	York
Charleston	Easley

DIRECTORS

Ben F. Cheek, III Chairman and Chief Executive Officer 1st Franklin Financial Corporation	C. Dean Scarborough Realtor

Ben F. Cheek, IV Vice Chairman 1st Franklin Financial Corporation	Jack D. Stovall President, Stovall Building Supplies, Inc.

A. Roger Guimond Executive Vice President and Chief Financial Officer 1st Franklin Financial Corporation	Dr. Robert E. Thompson Retired Physician

John G. Sample, Jr. Senior Vice President and Chief Financial Officer Atlantic American Corporation	Keith D. Watson Vice President and Corporate Secretary Bowen & Watson, Inc.

EXECUTIVE OFFICERS

Ben F. Cheek, III Chairman and Chief Executive Officer

Ben F. Cheek, IV Vice Chairman

Virginia C. Herring President

A. Roger Guimond Executive Vice President and Chief Financial Officer

J. Michael Culpepper Executive Vice President and Chief Operating Officer

C. Michael Haynie Executive Vice President - Human Resources

Kay S. Lovern Executive Vice President – Strategic and Organization Development

Lynn E. Cox Vice President / Corporate Secretary and Treasurer

LEGAL COUNSEL

Jones Day 1420 Peachtree Street, N.E. Suite 800 Atlanta, Georgia 30309-3053

AUDITORS

Deloitte & Touche LLP 191 Peachtree Street, N.E. Atlanta, Georgia 30303